SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

Multi-Fineline Electronix, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

62541B101
(CUSIP Number)

June 27, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☑           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP NO. 62541B101	Page 2 of 6

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Michael A. Roth and Brian J. Stark, as joint filers pursuant to Rule 13d-1(k)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,064,567 shares of Common Stock (See Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,064,567 shares of Common Stock (See Item 4)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,064,567 shares of Common Stock (See Item 4)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3% (See Item 4)
12		TYPE OF REPORTING PERSON IN

SCHEDULE 13G
CUSIP NO. 62541B101	Page 3 of 6

Item 1(a).	Name of Issuer:

Multi-Fineline Electronix, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3140 East Coronado Street
Anaheim, CA 92806

Items 2(a),	Name of Persons Filing, Address of Principal Business Office and
(b) and (c).	Citizenship:

This Amendment No. 1 to Schedule 13G is being filed on behalf of Michael A. Roth and Brian J. Stark, as joint filers (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment No. 1 Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Amendment No. 1 to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The principal business office of the Reporting Persons is 3600 South Lake Drive, St. Francis, WI 53235. The Reporting Persons are citizens of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

62541B101

Item 3.	Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

2,064,567 shares of Common Stock*

(b) Percent of class:

Based on 24,867,137 shares of Common Stock outstanding as of April 30, 2008 as indicated in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, the Reporting Persons hold approximately 8.3%* of the issued and outstanding Common Stock of the Issuer.

SCHEDULE 13G
CUSIP NO. 62541B101	Page 4 of 6

(c) Number of shares to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,064,567 shares of Common Stock*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose of or direct the disposition of: 2,064,567 shares of Common Stock*

*The Reporting Persons beneficially own an aggregate of 2,064,567 shares of Common Stock.  The foregoing amount of Common Stock and percentage ownership represent the combined indirect holdings of Michael A. Roth and Brian J. Stark.

All of the foregoing represents an aggregate of 2,064,567 shares of Common Stock held directly by Stark Master Fund Ltd. (“Stark Master”), Stark Onshore Master Holding LLC (“Stark Onshore”) and Stark Asia Master Fund Ltd. (“Stark Asia”).  The Reporting Persons direct the management of Stark Offshore Management LLC (“Stark Offshore”), which acts as the investment manager and has sole power to direct the management of Stark Master, Stark Onshore and Stark Asia Management LLC (“Stark Asia Management”), which acts as investment manager and has the sole power to direct the management of Stark Asia.  As the Managing Members of Stark Offshore and Stark Asia Management, the Reporting Persons possess voting and dispositive power over all of the foregoing shares.  Therefore, for the purposes of Rule 13d-3 under the Exchange Act, the Reporting Persons may be deemed to be the beneficial owners of, but hereby disclaim such beneficial ownership of, the foregoing shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

SCHEDULE 13G
CUSIP NO. 62541B101	Page 5 of 6

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP NO. 62541B101	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 2008

/s/ Michael A. Roth
Michael A. Roth

/s/ Brian J. Stark
Brian J. Stark